UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
Amendment No. 1
HealthWarehouse.com, Inc.
(formerly Clacendix, Inc. / formerly Ion Networks, Inc. / formerly MicroFrame, Inc.)
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
46205P100
(CUSIP Number)
Jeffrey T. Holtmeier
Rx Investor Value Corporation
5027 Madison Road, Suite 200
Cincinnati, OH 45227
513.891.8914
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

August 5, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Rx Investor Value Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Jeffrey T. Holtmeier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,900
	8	SHARED VOTING POWER 21,000
	9	SOLE DISPOSITIVE POWER 19,900
	10	SHARED DISPOSITIVE POWER 21,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS GENext, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,900
	8	SHARED VOTING POWER 21,000
	9	SOLE DISPOSITIVE POWER 19,900
	10	SHARED DISPOSITIVE POWER 21,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS Robert Smyjunas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,300
	8	SHARED VOTING POWER 226,400
	9	SOLE DISPOSITIVE POWER 225,300
	10	SHARED DISPOSITIVE POWER 226,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Stephen J. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,020,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS SCW Holdings, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,020,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS Mark Douglas Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,480,861
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,480,861
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Cormag Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,480,861
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,480,861
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Hong Penner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Osgar Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Bruce Bedrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,850,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,850,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Lynn Peppel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,121,468
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,121,468
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Cape Bear Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,121,468
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,121,468
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS Anthony W. Liberati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 713,295
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 713,295
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS LFLP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 713,295
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 713,295
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS Patrick Delaney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 360,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Estate of Wayne Corona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,770,676
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,770,676
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS Patricia Corona
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,770,676
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,770,676
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Brian Ross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Vincent Rinaldi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,062,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON* IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D (the "Schedule 13D") filed with the SEC on August 2, 2016 with respect to the shares of common stock, par value $0.001 per share, (the "Common Stock") of HealthWarehouse.com, Inc. (the "Company" or "Issuer") owned by the Reporting Persons identified therein. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule 13D. Except as set forth below, all previous Items are unchanged.

Item 4. Purpose of the Transaction
Item 4 of Schedule 13D is amended by adding the following:
As previously reported by the Company, immediately prior to the Record date set for the Stockholders' Annual Meeting, and without notice to the stockholders until after the Record Date, the Company engaged in two transactions which materially increased the number of shares which could be voted by Company insiders at the 2016 Annual Meeting. In order to fully investigate their unusual transactions, on August 5, 2016, RIVC sent a letter (the "Demand Letter") to the Issuer demanding the inspection of certain books and records of the Issuer pursuant to Section 220 of the Delaware General Corporation Law.
The Demand Letter sets forth RIVC's belief that recent share issuances by the Issuer to certain officers, directors and affiliates of the Issuer's senior lender represent an attempt to further entrench the existing members of the Issuer's board of directors and may constitute a breach of the directors' fiduciary duties under Delaware law absent a "compelling justification" for an apparent manipulation of the stockholder franchise. The Demand Letter refers to the Issuer's recent reporting of its issuance of over 4.2 million shares of Common Stock, or approximately 11.2% of the total then-outstanding shares of Common Stock, to insider officers and directors of the Issuer Lalit Dhadphale, Youssef Bennani, Joseph Savarino, Ned Siegel, and Dan Seliga (collectively, "Directors and Officers") pursuant to a coordinated and concurrent exercise by each Director and Officer of outstanding warrants and options, which resulted in an increase of over 2.2 million shares held by the Directors and Officers.

The Demand Letter also describes a second unusual transaction which had the purpose and/or effect of board entrenchment by placing new shares and additional voting power in the hands of a company insider. The Demand Letter describes how the Issuer has previously settled out trade payables for less than full value, and recognized resulting gain in its financial statements and that RIVC is investigating whether through this highly unusual transaction, completely uncoupled from any concurrent balance sheet recapitalization, Dellave Holdings, LLC ("Dellave"), an entity controlled by existing stockholder Tim Reilly, who is also a principal of the Issuer's senior lender Melrose Capital Partners, was granted the opportunity to personally profit at the Issuer's and stockholders' expense by having shares issued to it at full value of the trade payables, yet retaining the benefit of any discounted settlement of the trade payables. The Demand Letter further notes that from the relevant agreement attached to the Form 8-K filed by the Issuer on August 3, 2016, it appears the Issuer has admitted its current liabilities exceed its assets, and RIVC also is investigating whether such transaction impermissibly favors one creditor over other Issuer constituents, including stockholders. RIVC also is investigating whether in addition to having the purpose and/or effect of board entrenchment and manipulation at the shareholders voting rights, the transaction constitutes corporate waste, an impermissible conflict of interest, and/or a breach by all or some of the directors of their fiduciary duty owed to the Issuer and its stockholders. RIVC intends to use the information obtained from this Demand to determine whether to: (1) pursue a direct or stockholder's derivative action in light of the above transactions, (2) pursue an action for disgorgement, (3) seek redress from the Issuer for any harm caused to the Issuer's stockholders.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on August 2, 2016).

Exhibit 99.2 Letter from Rx Investor Value Corporation to HealthWarehouse.com, Inc., dated June 27, 2016 (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on August 2, 2016).

Exhibit 99.3 Letter from Rx Investor Value Corporation to HealthWarehouse.com, Inc., dated July 25, 2016 (incorporated by reference to the Schedule 13D filed by the Original Reporting Persons on August 2, 2016).

Exhibit 99.4 Letter from Rx Investor Value Corporation to HealthWarehouse.com, Inc., dated August 5, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2016
RX INVESTOR VALUE CORPORATION

By: /s/ Jeffrey T. Holtmeier
Jeffrey T. Holtmeier
President